

March 21, 2023

Dov Schwell
Managing Partner
Schwell Wimpfheimer & Associates
37 West 39th Street, Suite 505
New York, NY 10018

> **Re: IDW Media Holdings, Inc.**
> **Schedule 13D filed by Howard S. Jonas**
> **Filed February 28, 2023**
> **File No. 005-85016**

Dear Dov Schwell:

We have reviewed the above-captioned filing, and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

<u>Schedule 13D filed February 28, 2023</u>

<u>General</u>

1. We note the date of the event reported as requiring the filing of the Schedule 13D was July 1, 2021. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the July 1, 2021 event date, the Schedule 13D submitted on February 28, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2. We note Item 5 disclosure states the amount of beneficial ownership is based on Class B common stock and Class C common stock outstanding as of January 17, 2023. Please advise us, with a view towards revised disclosure, how the amount of beneficial ownership disclosed in Row 13 of the cover page was calculated.

<u>Item 3. Source and Amount of Funds or Other Consideration, page 3</u>

3.   We note the response provided incorporates by reference the narrative disclosure provided in reply to Item 4 of Schedule 13D. Advise us, with a view toward revised disclosure, why the information provided in Item 4 satisfies the disclosure standards set forth in Item 3. We note in particular that the source and the amount of funds or other consideration used or to be used in making any purchases should be disclosed as well as any information regarding prior acquisitions not previously reported.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions